Exhibit 99.32

i-80 Gold Announces C$14 Million Top-Up Subscription by Equinox Gold

Not for distribution to U.S. newswires or dissemination in the United States

Reno, Nevada, May 27, 2021 - i-80 GOLD CORP. (TSX:IAU) (“i-80”, or the “Company”) is pleased to confirm that Equinox Gold Corp. (“Equinox”) has exercised its right under the support agreement (the "Agreement") dated April 7, 2021 between the Company and Equinox to defend its pro rata ownership of i-80 shares on a partially-diluted basis following the recent issuance of shares by the Company in connection with completion of the acquisition of all of the outstanding membership interests of Osgood Mining Company, LLC, the 100% owner of the Getchell mining project in Nevada, from Waterton Global Resource Management, Inc. In connection with to the Agreement, Equinox subscribed for 5,479,536 new common shares of the Company at a price of C$2.60 per common share, for gross proceeds to the Company of C$14,246,793.60 (the "Subscription"). As a result of the Subscription, Equinox has maintained the pro rata ownership of i-80 common shares it held prior to the completion of the acquisition by the Company of Osgood Mining, as detailed further below.

“The exercise of Equinox's anti-dilution right further strengthens our balance sheet and I believe demonstrates Equinox’s commitment to the work with i-80 as we aggressively grow our business in Nevada.” stated Ewan Downie, CEO of i-80.

As a consequence of its level of ownership of the Company's shares, Equinox is considered a "related party" of i-80 pursuant to applicable Canadian securities laws, including Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions of the Canadian Securities Regulators ("MI 61-101"), as well as an 'insider' of i-80 for the purposes of the rules and regulations of the Toronto Stock Exchange. The exercise by Equinox of its top-up right and Subscription for additional shares of i-80 is considered a "related-party transaction" for the purposes of MI 61-101. The Company is relying on exemptions from the formal valuation and minority securityholder approval requirements otherwise necessary for "related party transactions" that are available under subsections 5.5(a) and 5.7(1)(a) of MI 61-101 as the fair market value of the subject matter of the transaction, insofar as it concerns "related parties", did not exceed 25% of the market capitalization of i-80 at the time the transaction was agreed to.

After giving effect to the acquisition of Osgood Mining by the Company, but immediately before the closing of the Subscription, Equinox held, directly or indirectly, 50,561,747 common shares of the Company representing approximately 27.3% of the basic issued and outstanding common shares of the Company, and warrants entitling Equinox to purchase 2,318,596 additional common shares. Assuming the exercise of such warrants on a partially diluted basis, Equinox would have owned 52,880,343 common shares, representing approximately 28.2% of the common shares that would be issued and outstanding. As a result of the Subscription, Equinox now holds directly or indirectly, 56,041,282 common shares representing approximately 29.4% of the basic issued and outstanding common shares of the Issuer on a non-diluted basis and the same warrants entitling Equinox to purchase 2,318,596 additional common shares. Assuming the exercise of such warrants on a partially diluted basis, Equinox would own 58,359,879 common shares of the Company, representing approximately 30.3% of the common shares that would be issued and outstanding on a partially-diluted basis.

Equinox has advised the Company that it is completing the Subscription for investment purposes and may or may not purchase or sell securities of the Company in the future on the open market or in private transactions, depending on market conditions and other factors. Equinox advises that it currently has no other plans or intentions that relate to its investment in the Company. Depending on market conditions, general economic and industry conditions, the Company's business and financial condition and/or other relevant factors, Equinox may develop other plans or intentions in the future relating to one or more of the above items.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful. The securities being offered have not been, nor will they be, registered under the 1933 Act and may not be offered or sold to, or for the account or benefit of, persons in the United States or “U.S. persons” (as such term is defined in Regulation S under the 1933 Act) absent registration or an applicable exemption from the registration requirements of the 1933 Act any application state securities laws.

About i-80 Gold Corp.

i-80 Gold Corp. is a Nevada-focused mining company with a goal of achieving mid-tier gold producer status. In addition to its producing mine, El Nino at South Arturo, i-80 is beginning to plan for future production growth through the potential addition of the Phases 1 & 3 projects at South Arturo, advancing the Getchell Project through economic studies and then on to development, and the advanced exploration for the 100%-owned McCoy-Cove Property.

For further information, please contact:

Ewan Downie - CEO

Matthew Gollat - EVP Business & Corporate Development

1.866.525.6450

info@i80gold.com

www.i80gold.com

Certain statements in this release constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws, including but not limited to, actual production results and costs, outcomes and timing of updated technical studies and future exploration results. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as “may”, “would”, “could”, “will”, “intend”, “expect”, “believe”, “plan”, “anticipate”, “estimate”, “scheduled”, “forecast”, “predict” and other similar terminology, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. These statements reflect the Company’s current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.